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                                                                                             -------------------------
                                  UNITED STATES                                                    OMB APPROVAL
                                                                                             -------------------------
                       SECURITIES AND EXCHANGE COMMISSION                                    OMB Number: 3235-0058
                             WASHINGTON, D.C. 20549                                          Expires: January 31, 2002
                                                                                             Estimated average burden
                                   FORM 12B-25                                               hours per response....2.5
                                                                                             -------------------------

                                                                                             -------------------------
                           NOTIFICATION OF LATE FILING                                            SEC FILE NUMBER
                                                                                                     000-23483
                                                                                             -------------------------

 (CHECK ONE): / /Form 10-K / /Form 11-K / /Form 20-F /X/Form 10-Q / /Form N-SAR              -------------------------
                                                                                                   CUSIP NUMBER
                                                                                                    195910 AA 2
                                                                                             -------------------------
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                      For Period Ended:   September 30, 2001
                                        ----------------------

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  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Color Spot Nurseries, Inc
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Full Name of Registrant

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Former Name if Applicable
3478 Buskirk Avenue
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Address of Principal Executive Officer (Street and Number)
Pleasant Hill, California  94523
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City, State and Zip Code


PART II - RULES 12b-25b AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/   (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

   Filing of the company's Form 10-Q for the quarter ended June 30, 2001, has been delayed as a result of various activities related to the registrant's refinancing efforts, including, among other things, a refinancing of its credit facility with Fleet Capital Corporation and completion of an exchange offer for its 10 1/2 % Senior Subordinated Notes.


SEC1344 (9/98)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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   Steven S. Siegel and J. David Hershberger            (303)                223-1100
------------------------------------------------   ---------------   ------------------------
                    (Name)                           (Area Code)        (Telephone Number)
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(2)   Have all other periodic reports required under Section 13 or
      15(d) of the Securities Exchange Act of 1934 or Section 30 of the
      Investment Company Act of 1940 during the preceding 12 months (or    /X/ Yes  / / No
      for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

----------------------------------------------------------------------------------------------

(3)   Is it anticipated that any significant change in results of          /X/ Yes  / / No
      operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to recognize a loss from operations of $3.6 million for the three months ended September 29, 2001 compared to a loss from operations of $5.0 million for the three months ended September 30, 2000. The Registrant expects to recognize income from operations of $11.5 million for the nine months ended September 29, 2001 compared to income from operations of $5.9 million for the nine months ended September 30, 2000. The Registrant expects to recognize net losses of $6.2 million and $1.4 million, respectively for the three and nine months ending September 29, 2001 compared to net losses of $6.5 million and $6.3 million, respectively for the three and nine months ending September 30, 2000. These improvements were primarily the result of improved pricing strategies, reduced excess production, tighter cost controls and improved distribution efficiencies partially offset by higher utility rates.

--------------------------------------------------------------------------------

                    Color Spot Nurseries, Inc.
      -----------------------------------------------------
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 2001               By  /s/ Charles Ferer
        --------------------------------    ------------------------------------
                                            Charles Ferer
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________ATTENTION____________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
________________________________________________________________________________


                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.



SEC 1344 (9/88)